UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 0-33207

	A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

KCP&L Greater Missouri Operations Company Retirement Investment Plan (formerly known as Aquila, Inc. Retirement Investment Plan) (hereinafter referred to as Plan)

	B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Great Plains Energy Incorporated 1201 Walnut Kansas City, Missouri 64106-2124

KCP&L Greater Missouri Operations Company Retirement Investment Plan (formerly known as Aquila, Inc. Retirement Investment Plan)

TABLE OF CONTENTS

Page

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS	1 - 2

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	3

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2008 and 2007	4

Notes to Financial Statements as of December 31, 2008 and 2007 and for the Years Ended December 31, 2008 and 2007	5 - 13

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2008	14

Note:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and
Regulations for Reporting and Disclosure under the Employee Retirement Income Security
Act of 1974 have been omitted because they are not applicable.

EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of Great Plains Energy Incorporated and Participants of the KCP&L Greater Missouri Operations Company Retirement Investment Plan (formerly known as Aquila, Inc. Retirement Investment Plan):

We have audited the accompanying statement of net assets available for benefits of the KCP&L Greater Missouri Operations Company Retirement Investment Plan (formerly known as Aquila, Inc. Retirement Investment Plan) (the “Plan”) as of December 31, 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Kansas City, Missouri

June 29, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrative Committee of Great Plains Energy Incorporated

KCP&L Greater Missouri Operations Company Retirement Investment Plan (formerly known as Aquila, Inc. Retirement Investment Plan)

Kansas City, Missouri

We have audited the accompanying statement of net assets available for benefits of the KCP&L Greater Missouri Operations Company Retirement Investment Plan (formerly known as Aquila, Inc. Retirement Investment Plan) (the Plan) as of December 31, 2007 and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

/s/ Mayer Hoffman McCann P.C.

Leawood, Kansas

June 12, 2008

KCP&L Greater Missouri Operations Company Retirement
Investment Plan (formerly known as Aquila, Inc. Retirement Investment Plan)
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007
	2008	2007
Assets:
Investments at fair value:
Participant-directed investments	$135,895,581	$262,162,870
Receivables:
Participant contributions	—	286,299
Employer contributions	—	4,062,441
Total assets	135,895,581	266,511,610

Adjustment from fair value to contract value for fully
benefit-responsive stable value fund	3,143,136	1,042,434
Net assets available for benefits	$139,038,717	$267,554,044
See accompanying notes to financial statements.

KCP&L Greater Missouri Operations Company Retirement
Investment Plan (formerly known as Aquila, Inc. Retirement Investment Plan)
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2008 and 2007
	2008	2007
Investment income (loss):
Net depreciation in fair value of investments	$(62,092,810)	$(3,717,920)
Interest and dividends	4,467,654	16,735,738
Net investment income (loss)	(57,625,156)	13,017,818
Contributions:
Employer	5,703,329	10,514,922
Participant	5,577,469	10,222,940
Employee rollovers from other investment plans	37,898	100,855
Total contributions	11,318,696	20,838,717

Other income - Litigation settlement	6,676,731	—

Deductions:
Benefit payments to participants	88,857,052	42,323,387
Management fees	28,546	188,955
Total deductions	88,885,598	42,512,342
Decrease in net assets	(128,515,327)	(8,655,807)
Net assets available for benefits:
Beginning of year	267,554,044	276,209,851
End of year	$139,038,717	$267,554,044
See accompanying notes to financial statements.

KCP&L Greater Missouri Operations Company Retirement Investment Plan

(formerly known as Aquila, Inc. Retirement Investment Plan)

Notes to Financial Statements

December 31, 2008 and 2007

1	Acquisition of Aquila, Inc. by Great Plains Energy Incorporated

Effective July 14, 2008 (hereafter referred to as Closing Date), Aquila, Inc. (Aquila) was acquired and became a wholly-owned subsidiary of Great Plains Energy Incorporated (Great Plains Energy or the Company). Each share of Aquila common stock was exchanged for 0.0856 shares of Great Plains Energy common stock and $1.80 in cash. Immediately prior to the acquisition by Great Plains Energy, Aquila sold its Colorado electric operations and its Colorado, Iowa, Kansas and Nebraska natural gas operations to Black Hills Corporation (Black Hills). Approximately 1,000 employees of these utility operations of Aquila became employees of Black Hills effective upon the sale and were treated as terminated employees. In addition, approximately 100 employees were terminated effective with the acquisition. Under the terms of the Plan, terminated employees had the choice to maintain their accounts with the Plan, withdraw them, transfer them to the purchaser’s plan, or roll them over into IRAs at anytime from Closing Date to age 70 1/2.  As a result, benefit payments to participants includes the distribution of participant accounts totaling $41,997,825, including $1,247,100 of participant loans, which were transferred to the Black Hills Utility Holdings, Inc. Retirement Savings Plan.

All employees of Aquila that were not terminated, or did not become employees of Black Hills, became employees of Kansas City Power & Light Company (KCP&L), a wholly-owned subsidiary of Great Plains Energy. Employees of KCP&L participate in the Great Plains Energy Incorporated 401(k) Savings Plan (GPE 401(k) Plan). As a result, there were no participant or employer contributions to the KCP&L Greater Missouri Operations Company Retirement Investment Plan (formerly known as Aquila, Inc. Retirement Investment Plan (the Plan) after the date of the acquisition. After the acquisition, Aquila, Inc. was renamed KCP&L Greater Missouri Operations Company and the Plan was amended in October 2008 to reflect the name change.

During 2009, Great Plains Energy is expected to merge the Great Plains Energy Incorporated 401(k) Plan and the KCP&L Greater Missouri Operations Company Retirement Investment Plan together into one surviving plan. The new plan will be called the Great Plains Energy Incorporated 401(k) Savings Plan.

2	Description of the Plan

The following description of the Plan is provided for information purposes only. Participants should refer to their Plan Summary for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering all employees of the former Aquila and subsidiaries. The Plan was frozen on July 14, 2008 when Aquila was acquired and became a wholly-owned subsidiary of Great Plains Energy.

The purpose of the Plan is to provide additional incentive and retirement security for eligible employees by (a) permitting employees to make tax-deferred savings contributions, which are matched by employer contributions, and (b) providing employer discretionary contributions regardless of whether employees make contributions on their own. The Plan also permits participants to borrow against their account balances, subject to certain limitations.

Generally, an employee is eligible to participate in the Plan as of the date of employment.  Participation in the Plan is voluntary. Union Bank of California served as trustee of the plan through May 2008. Effective

June 1, 2008, JPMorgan Chase Bank N.A. became the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Plan Amendments - The Plan was amended in January 2008 to provide for full vesting as required under the Settlement Agreement for the In Re Aquila ERISA Litigation. In addition, the Plan was amended to allow for direct rollovers by non-spouse beneficiaries in accordance with the Pension Protection Act of 2006.

The Plan was also amended in April 2008 to provide for a basic employer discretionary contribution if the Aquila acquisition was consummated on or before December 31, 2008 and to allow for allocation of settlement proceeds for the In Re Aquila ERISA Litigation. In July 2008, the Plan was amended to provide for a special one-time employer contribution equal to $500 for certain non-highly compensated union employees covered by the Company’s collective bargaining agreement with the International Brotherhood of Electrical Workers, Local 814.

Contributions - Prior to the Closing Date participants elected to defer a percentage of their compensation each pay period on an after-tax basis or pretax basis, subject to certain Internal Revenue Code (IRC) limitations. However, in no event shall the sum of the participant’s year-to-date pre-tax and after-tax deferrals exceed 50% of their annual base compensation. Pre-tax and after-tax employee contributions were matched by the Company generally in the amount of 100% of the first 6% of participant base compensation provided that, however, in no event shall the sum of the pre-tax and after-tax employer matching contributions exceed 6% of the participant’s total deferred compensation under the Plan. Participants do not pay federal income taxes on their deferrals, employer matching contributions, or investment earnings until such time as distributions from the Plan are received.

Prior to the Closing Date, Aquila made a final basic employer discretionary contribution equal to 3% of Plan compensation to eligible employees. Employees were eligible if they were employed by Aquila on the Closing Date, terminated employment prior to the Closing Date in 2008 on or after attaining age 55, terminated employment with Aquila prior to Closing Date, due to death or disability, or were severed prior to the Closing Date, as a result of the acquisition. In addition, Aquila made a special one time employer contribution equal to $500 for certain non-highly compensated union employees covered by the Company’s collective bargaining agreement with the International Brotherhood of Electrical Workers, Local 814.

Participant Accounts - The accounts of each eligible participant are adjusted by any employee pre-tax contributions, employee after-tax contributions, employer matching contributions, employer discretionary contributions, rollover or transfer of accounts, new loans, distributions and loan repayments, allocation of investment gains and losses, and employer discretionary contributions.

Investment gains, losses, dividends, and interest of each fund are allocated to the accounts of the participants based on each participant’s account as a percentage of the total value of all participant accounts on a daily basis.

Vesting - Participants are immediately vested in their contributions to the Plan and the investment income thereon. Effective November 29, 2007 (the effective date of the Class Action Settlement Agreement relating to the In Re Aquila ERISA Litigation, (see Note 9) the full value of each participant’s accounts, including any future contributions to such accounts became fully vested and non-forfeitable. Prior to November 29, 2007, participants vested 20% after each year of credited service in the employer matching and discretionary contributions made on their behalf and the investment income thereon. Participants who terminated before they were 100% vested forfeited the unvested portion of their account. As of December 31, 2008 and 2007, forfeited non-vested accounts totaled $40,077 and $55,486, respectively. Forfeitures were generally used to pay plan expenses and offset employer matching contributions.

Payment of Benefits - Distributions under the Plan are payable in the event of qualified retirement, death, total and permanent disability, termination of employment, in-service withdrawals and pursuant to qualified domestic relations orders. Distributions due to demonstrated financial hardship are administered by JPMorgan Retirement Plan Services. If a distribution is made for financial hardship, employee deferral and employer matching contributions will be suspended for six months. Distributions are made in cash except that a participant may elect to receive a distribution of Company stock held in his or her account in the form of common shares.

Investment Programs - JPMorgan Retirement Plan Services is the record keeper of the Plan. Participants may direct the investment of all contributions in 1% increments among the following options: Great Plains Energy Incorporated common stock; mutual funds that give the employee the option to invest in large, mid, and small company stocks, including international (based on market capitalization); target date funds; and fixed income funds.

The Plan also offers a self-directed brokerage account investment option that allows the participant to invest in publicly traded securities, common stocks, bonds and mutual funds. Transfers among the contributory funds may be elected in 1% increments at any time during the year.

The investment managers who provide the mutual funds available to participants are American Century Investments, Fidelity Investments, JPMorgan Funds, the Vanguard Group, Artisan Funds, American Funds, and The Managers Funds.

Participant Loans - The Plan allows participants to borrow up to the lesser of one-half of the vested amount of their participant account, excluding their employer discretionary contributions, or $50,000 reduced by the excess of the Participant’s highest loan balance that existed during the one year period ending on the day before the date a new loan is made over the outstanding balance of any loan on the date a new loan is made. The minimum loan amount is $1,000. Loans for the acquisition of the participant’s primary residence must be repaid within 10 years. All other loans must be repaid within 5 years. Interest is charged at prevailing market rates at the time the loan is funded plus 2% and is fixed over the life of the loan. Participants pay a one-time loan origination fee at the time the loan is executed.

3	Summary of Significant Accounting Policies

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan utilizes various investment instruments, including common stock, mutual funds, a brokerage account and common/collective trust funds which are stable value funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. Shares of common stock and mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The common/collective trust funds are stated at estimated fair value as determined by the issuer of the common/collective trust fund based on the fair value of the underlying investments. The JPMorgan Stable Asset Income Fund and JPMorgan Stable Value Fund are common/collective trust funds that are considered to be a stable value funds with underlying investments in investment contracts and are valued at fair value and then adjusted by the issuer to contract value. Fair value of the stable value funds is the net asset value of its underlying investments and contract value is principal plus accrued interest. Individual participant accounts invested in the common/collective trust fund are maintained on a unit value basis. Participants do not have beneficial ownership in specific underlying securities or other assets in the various funds, but have an interest therein represented by units valued as of the last business day of the period. The various funds earn dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawals from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant. Participant loans are valued at the outstanding loan balance, which approximates fair value.

The JPMorgan Stable Asset Income Fund is a stable value fund that is a common/collective trust fund operated and maintained by JPMorgan Chase Bank, N.A. The fund invests in synthetic guaranteed investment contracts, U.S. treasury and agency securities, and cash and cash equivalents, including money market instruments. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals and administrative expenses.

The JPMorgan Stable Value Fund is a stable value fund that is a common/collective trust fund operated and maintained by JPMorgan Chase Bank, N.A. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The crediting interest rate is the periodic interest rate accrued to participants and is either set at the beginning of the contract and held constant, or reset periodically to reflect the performance of the underlying securities.

In accordance with Financial Accounting Standards Board (FASB) Staff Position, AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), the statements of net assets available for benefits presents the common/collective trust funds with underlying investments in investment contracts at fair value, as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis and was not affected by the FSP.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

New Accounting Pronouncements - The financial statements reflect the adoption of FASB Statement No. 157, Fair Value Measurements (SFAS No. 157) effective January 1, 2008. SFAS No. 157 was effective for financial statements issued for fiscal years beginning after November 15, 2007 and establishes a single authoritative definition of fair value, sets a framework for measuring fair value and requires additional disclosures about fair value measurement. The adoption of SFAS No. 157 had no impact on the Plan’s statements of net assets available for benefits and changes in net assets available for benefits.

Administrative Expenses - The expenses incurred to operate the Plan, such as administrative fees and trustee fees, are paid by the Plan. Other administrative expenses of the Plan may be paid by the Plan or the Company, as the Company elects.

Payment of Benefits - Benefit payments to participants are recorded upon distribution.

4	Fair Value Measurements

In accordance with SFAS No. 157, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets, Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available, and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. As required by SFAS No. 157, at December 31, 2008, the Plan’s portfolio of investments were classified as follows, based on fair values:

	December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Common stock	$8,557,631	$8,557,631	$–	$–
Common/collective trust fund	27,520,217	–	27,520,217	–
Registered investment company shares	95,944,354	95,944,354	–	–
Brokerage account	1,868,916	–	1,868,916	–
Participant loans	2,004,463	–	–	2,004,463
Total Investments	$135,895,581	$104,501,985	$29,389,133	$2,004,463

The following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3):

	Participant Loans	Total

Beginning balance, December 31, 2007	$4,133,418	$4,133,418
Purchases, issuances and settlements	(2,128,955)	(2,128,955)
Ending balance, December 31, 2008	$2,004,463	$2,004,463

5	Investments

The following are investments that represent 5% or more of the Plan’s net assets as of December 31, 2008 and 2007, respectively:

	2008	2007

Aquila, Inc. common stock, 5,441,025 shares	$—	$20,295,022
Great Plains Energy Incorporated common stock,
442,712 shares	8,557,631	—
Artisan Mid Cap Fund, 525,439 and 670,428 shares,
respectively	8,937,710	20,743,027
JPMorgan Stable Asset Income Fund, 78,895 units	27,520,217
JPMorgan Stable Value Fund, 283,009 units,	—	27,663,482
Vanguard Int'd Term Bond Index Fund 682,396 shares	7,165,161
American Funds Fundamental Inv Fund, 389,662
and 482,757 shares, respectively	9,722,065	20,464,053
American Century Livestrong 2015 Fund, 967,875
and 1,515,110 shares, respectively	8,749,593	18,075,266
American Century Livestrong 2025 Fund, 1,101,717
and 1,725,075 shares, respectively	9,728,158	21,390,932

During 2008 and 2007, the Plan’s investments (including realized gains and losses on investments, as well as unrealized gains and losses on investments) depreciated in value by $(62,092,810) and $(3,717,920) respectively, as follows:

	2008	2007
Common stock	$(1,317,737)	$(5,899,907)
Mutual funds	(61,251,799)	1,470,316
Common/collective trust funds	1,464,361	412,343
CISC brokerage fund	(987,635)	299,328
Total net depreciation	$(62,092,810)	$(3,717,920)

The CISC brokerage fund consists of investments in securities chosen by the participant; as a result, investments consist of both common stock and mutual funds.

6	Exempt Party-In-Interest Transactions

Certain Plan investments are shares of mutual funds managed by affiliates of JP Morgan and Union Bank of California. During 2008 and 2007, JP Morgan Retirement Plan Services was the record keeper and Union Bank of California was the trustee, as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. In May 2008, Union Bank of California was removed and JPMorgan Chase Bank NA was appointed as Successor Trustee of the Plan. In addition, Great Plains Energy Incorporated common stock is held in participants’ Plan accounts. The Company is the Plan sponsor, as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions.

7	Plan Termination

The Company has expressed its intention to merge the Plan with the GPE 401(k) in 2009, thus terminating the existing plan. The Company has the right under the Plan, by action of the board of directors or the compensation and benefits committee, to terminate the Plan at any time subject to the provisions of ERISA.

8	Federal Income Tax Status

The Plan has received a favorable determination letter, dated May 21, 2009, in which the Internal Revenue Service stated the Plan, as then designed, was in compliance with the applicable requirements of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and the plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

9	ERISA Litigation

On September 24, 2004, a lawsuit was filed in the U.S. District Court for the Western District of Missouri against Aquila and certain members of its Board of Directors and management, alleging they violated ERISA and are responsible for losses that participants experienced as a result of the decline in the value of their Aquila common stock held in the Plan. A number of similar lawsuits alleging that the defendants breached their fiduciary duties to the plan participants in violation of ERISA by concealing information and/or misleading employees who held Aquila common stock through the Plan were subsequently filed against Aquila. The suits also sought damages for the Plan's losses resulting from the alleged breaches of fiduciary duties. The court ordered that all of these lawsuits be consolidated into a single case captioned In Re Aquila ERISA Litigation and certified the case as a class action. In April 2007, Aquila signed a settlement agreement with the plaintiffs for $10.5 million, which was paid by its insurance carrier. In addition, the Company adopted an amendment to the Plan which immediately and fully vested all participants in their existing account balances. The Plan was also amended effective November 29, 2007 to provide that all future employer matching and discretionary contributions made on or after the settlement effective date will be 100% vested. The order granting motion for disbursement of the settlement funds was signed by the District Judge on April 9, 2008. On May 7, 2008, $6,676,731 was allocated to eligible participants based on the formula approved by the court.

10	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31, 2008 and 2007, respectively:

	2008	2007
Net assets available for benefits per the financial statements	$139,038,717	$267,554,044
Amounts due from plan sponsor for participant contributions	—	(286,299)
Amounts due from plan sponsor for employer contributions	—	(178,698)
Adjustment from contract value to fair value for fully benefit-
responsive stable value fund	(3,143,136)	(1,042,434)
Net assets available for benefits per the Form 5500	$135,895,581	$266,046,613

The following is a reconciliation of net appreciation in fair value of investments per the financial statements to Form 5500 for the years ended December 31, 2008 and 2007, respectively.

	2008	2007
Total investment income (loss) per the financial statements	$(57,625,156)	$13,017,818
Current year change in adjustment from contract value
to fair value for fully benefit-responsive stable value fund	(2,100,702)	(143,646)
Total investment income (loss) per the Form 5500	$(59,725,858)	$12,874,172

The following is a reconciliation of contributions per the financial statements to Form 5500 for the years ended December 31, 2008 and 2007, respectively:

	2008	2007
Total contributions per the financial statements	$11,318,696	$20,838,717
Amounts due from plan sponsor for participant contributions	286,299	(4,924)
Amounts due from plan sponsor for employer contributions	178,698	(15,487)
Total contributions per the Form 5500	$11,783,693	$20,818,306

The tables presented above reconcile the Company’s financial statements that have been prepared on an accrual basis to the Form 5500, which has been prepared using the cash basis of accounting.

11	DOL Audit

In March 2007 the Department of Labor (DOL) commenced an audit of the Aquila Retirement Income and Retirement Investment Plans. This was a routine cyclical review and was not affiliated with a non-compliance issue, participant complaint or the In Re Aquila ERISA Litigation (see Note 9) class action lawsuit. The scope of the review was from January 1, 1999 to December 31, 2006.

Areas of review for both plans included general organizational information, plan documents, fiduciary selection, monitoring and activities, annual reports, employee communications, contribution records, operational processes, expenses, investment selection, monitoring and performance and ERISA litigation. On April 13, 2009, the Company received a closing letter from the DOL concluding its investigation of the Aquila Retirement Investment Plan. In the letter, the DOL indicated that despite its finding of a fiduciary breach with respect to the Plan's investments in employer securities, because the Company had already taken corrective action in connection with the 401(k) ERISA class action lawsuit, the DOL would take no further action with respect to the matter.

12	Effect of Divestitures on the Plan

Aquila sold its electric distribution business in Kansas on April 1, 2007. As with previous similar asset sales, plan participants within the divested business unit were treated as terminated employees and offered the same account options available to other terminated participants.

Under the terms of the Plan, an individual terminated employee had the choice of maintaining his or her account with the Plan, withdrawing it, rolling it over into the purchaser’s plan, or rolling it over into an IRA at any time from the date of the transaction closing to age 70 1/2.

		Schedule
KCP&L Greater Missouri Operations Company Retirement
Investment Plan (formerly known as Aquila, Inc. Retirement Investment Plan)
EIN 44-0541877 Plan Number 021
Schedule H, line 4i—Schedule of Assets (Held at End of Year)
December 31, 2008
Shares or		Fair market
face value	Description	value
Registered Investment Companies
197,871	American Funds The Growth Fund of America	$4,052,390
172,763	American Funds Balanced Fund	2,378,952
847,709	American Century Equity Index Fund	3,043,275
554,210	American Century International Growth Fund	4,106,697
1,140,932	American Century Small Cap Value Fund	6,126,803
525,439	Artisan Mid Cap Fund	8,937,710
154,468	Fidelity Diversified International Fund	3,322,609
444,287	JPMorgan Bond Fund*	2,807,891
85,099	Managers Special Equity Fund	2,576,785
682,396	Vanguard Intermediate Term Bond Index Fund	7,165,161
389,662	American Funds Fundamental Inv Fund	9,722,065
339,519	American Beacon Large Cap Value Fund	4,451,099
95,706	Vanguard Morgan Growth Fund	3,350,660
180,052	Vanguard Extended Market Index Fund	4,324,849
231,306	American Century Livestrong Income Fund	2,051,688
967,875	American Century Livestrong 2015 Fund	8,749,593
1,101,717	American Century Livestrong 2025 Fund	9,728,158
684,679	American Century Livestrong 2035 Fund	5,970,402
361,217	American Century Livestrong 2045 Fund	3,077,567
Common/Collective Trust Funds
78,895	JPMorgan Stable Asset Income Fund	27,520,217
Company Stock
442,712	Great Plains Energy Incorporated*	8,557,631
Brokerage Funds
720,710	CISC Brokerage Fund (a)*	1,868,916
Participant Loans
	Participant loans (b)*	2,004,463

Total investments		$135,895,581
* Party-in-interest to the Plan.
(a) Includes individual securities held by the trust at the direction of the participant.
(b) Maturity dates through March 2018 at interest rates from 6.00% to 11.50%

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the KCP&L Greater Missouri Operations Company Retirement Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KCP&L GREATER MISSOURI OPERATIONS COMPANY RETIREMENT INVESTMENT PLAN

By:	/s/ Michael W. Cline
Michael W. Cline

By:	/s/ Barbara B. Curry
Barbara B. Curry

By:	/s/ Todd A. Kobayashi
Todd Kobayashi

By:	/s/ John R. Marshall
John Marshall

By:	/s/ Lori A. Wright
Lori A. Wright

June 29, 2009